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SUBJECT COMPANY: INTERNATIONAL GAME TECHNOLOGY

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IGT - International Game Technology Enters into Definitive Merger Agreement with Gtech SpA M&A Call

EVENT DATE/TIME: JULY 16, 2014 / 12:30PM GMT

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JULY 16, 2014 / 12:30PM, IGT - International Game Technology Enters into Definitive Merger Agreement with Gtech SpA M&A Call

CORPORATE PARTICIPANTS

Kate Pearlman International Game Technology - VP of IR and Treasury

Patti Hart International Game Technology - CEO

John Vandemore International Game Technology - CFO

CONFERENCE CALL PARTICIPANTS

Carlo Santarelli Deutsche Bank - Analyst

Cameron McKnight Wells Fargo Bank - Analyst

Joseph Greff JPMorgan Chase & Co. - Analyst

Steven Wieczynski Stifel Nicolaus - Analyst

Amit Kapoor Gabelli & Co. - Analyst

Shaun Kelley BofA Merrill Lynch - Analyst

Robin Farley UBS - Analyst

Justin Sebastiano Brean Capital, LLC - Analyst

Todd Eilers Eilers Research - Analyst

PRESENTATION

Operator

Good morning, and welcome to the International Game Technology conference call.

(Operator Instructions)

As a reminder, this conference is being recorded. It is now my pleasure to introduce Kate Pearlman, Vice President of Investor Relations and Treasury. Ms. Pearlman, you may begin.

Kate Pearlman - International Game Technology - VP of IR and Treasury

Thank you, and welcome to today’s call regarding IGT’s announcement to enter into a definitive merger agreement with GTECH. Leading our call today will be Patti Hart, our Chief Executive Officer, and John Vandemore, our Chief Financial Officer. Also joining us on the call today is Marco Sala, Chief Executive Officer of GTECH, and Alberto Fornaro, Chief Financial Officer of GTECH.

As we get started, please note that the slide presentation for this call is posted on the IGT Investor Relations website, which includes our Safe Harbor language on page 2. Today’s call and simultaneous webcast may contain forward-looking statements, including statements about IGT and GTECH, the proposed transaction, the future of our potentially combined businesses and other statements of IGT’s or GTECH’s plans, objectives, expectations or intentions.

Certain statements that may be made today will be considered forward-looking, as the term is defined under the rules of the Securities and Exchange Commission, and are therefore subject to the Safe Harbor created by such rules. These forward-looking statements are based on currently available information. Actual results could differ materially from those anticipated in the forward-looking statements due to a variety of factors, which are discussed in detail in IGT’s filings with the SEC, and reported results should not be considered an indication of future performance.

Although we believe the assumptions and expectations reflected in any forward-looking statements are reasonable, such forward-looking statements involve risks and uncertainties that could lead actual results to differ from those contained in today’s presentation materials and discussions. Now, I’ll turn the call over to IGT’s Chief Executive Officer, Patti Hart.

Patti Hart - International Game Technology - CEO

Thank you, Kate, and good morning, everyone. We want to say thank you for joining us today on very short notice. As most of you have seen this morning, earlier today, we announced that we’ve entered into a definitive merger agreement with GTECH to combine our two companies.

So I’m going to start you on page 4 of the presentation, for those of you who are referring to the presentation. This is a very exciting day for us at IGT. I think this combination really does provide the opportunity to create the global leader in end-to-end gaming.

The combination really creates leadership across virtually all segments of gaming, including in the number one position that we’ve enjoyed at IGT for some time, as the number one gaming equipment supplier, adding the success that our friends at GTECH bring to that as well, and the number one lottery business, that GTECH has worked hard over many, many years to establish. In addition to that, the social gaming -- our top-tier social gaming business through DoubleDown and the combination of our interactive real money wagering businesses also provides market leadership positions for the Company.

As we looked at the business, one of the things that we found to be most attractive was the global scale that comes from diversity. Diversity in products, and diversity in our geographic mix, which provides a much more balanced portfolio for the Company, for our customers, and for our shareholders. We feel strongly that the combination of our R&D efforts further strengthens our effort from an R&D perspective, and allows us the opportunity to continue to create innovation, that I think is desired and necessary for the industry.

We are expecting to realize more than $280 million in synergies. You’ll hear more from John about that. And at the end of the day, we find ourselves as the industry leader, with more than $6 billion in revenue, and $2 billion in EBITDA.

This transaction really provides a value for our shareholders at IGT of $18.25 a share for all of our equity holders, in a combination of cash and stock, which does represent a 46% premium to the closing price on June 6, which was the day prior to the initial reports that we were pursuing and exploring a sale of the Company. And that provides great near-term value for our shareholders, but the equity component of this transaction also provides a continued long-term opportunity to create value as well.

So moving to slide 5 quickly, when you look at the companies, and you put them together, there’s very, very little overlap in products, customers, or markets that we serve. We see this fits together in a way where one and one does equal more than two.

From the lottery operations business, GTECH again has a storied history in this part of the business, from instant ticketing to solutions and full operations of lottery infrastructure, from an I-gaming perspective also, GTECH and IGT both have been very focused on this part of the business. GTECH bringing a more robust, I would say, application set, when you look at their poker, bingo, and casino and sports betting offerings.

The video lottery business is where you see an overlap, but I think in overlap in a way that’s very complementary, where both companies have historically been manufacturers and providers of video lottery terminals, but GTECH also brings their system component. I think demonstrated again, this week, as GTECH was awarded the Central System bid in Greece, which we’re all hoping to leverage.

As you move down the chart, from a content, we’ve always said at IGT it’s about content, content, content. I think bringing the brands that IGT has been known for and has leveraged historically, and then adding and rounding out the casino business, which I think everyone would agree IGT’s been the undisputed leader in. And then our social DoubleDown business which we and the GTECH executives have been committed to leveraging, as well, as you think about the good work we’ve done to position ourselves from a Facebook perspective, as a real top grossing app, and a top-tier social casino.

Moving to page 6, one of the many strengths of this combination is the resulting diversity. I think, first from a product perspective, if you look at the GTECH product portfolio from a revenue perspective on the left-hand side, their $4 billion, more concentrated in lottery, but not exclusively being derived from the lottery business. And ours, which has been over the years, reliant on the gaming equipment sector, including our gaming operations revenue, and on a combined basis, what you see is a business that is much more balanced from a gaming equipment, lotteries, interactive, and other sorts of revenue. So from a revenue perspective, I think a really nice balance to really, I think, reduce any specific exposures, any concentrated exposures for the Company.

And then as you move to page 7 you also see a combination that creates a more diversified geographic mix as well. And as you see, our revenue as it sits today in both companies are really, our roots are represented really in where our revenue comes from today in our geographic mix. So GTECH enjoying great success that they’ve had in Italy over the years but leveraging that success into the US, Canada and international.

One of the things we’re going to have to do at IGT is start thinking about international differently. We always think about Italy as international, now we have to think about that as a home country for IGT, as well. And then IGT, which has been concentrated for many years in US and Canada, growing in our international markets but still very reliant on one geography. You put those businesses together, and think about our international businesses, everything that’s now ex-North America and ex-Italy.

So a much more balanced portfolio from a product perspective and a geography perspective. Again, reducing, I think, the vulnerabilities of serving single markets. So with that, I’m going to turn it over to John and ask him to share a few more of the transaction details. John?

John Vandemore - International Game Technology - CFO

Thank you, Patti. I’ll be referring to slide 8 in the presentation, with some transaction details. As Patti mentioned, the overall transaction price today is valued at $18.25.

Importantly, there’s a cash component of $13.69, but as Patti mentioned, a very exciting opportunity to continue to participate in the world’s leading gaming company post combination, with the scale and diversity that Patti just highlighted, reflected in an exchange for shares at 0.1819 NewCo shares. Patti mentioned this is a 46% premium to the undisturbed IGT stock price on June 6. I won’t highlight the transaction value, other than to say we think this is very well balances the leadership position IGT occupies today, but also the opportunity that the combined company will have in the future.

There will be a new company established in the combined entity. It will be a New York Stock Exchange-listed entity. The ownership of that new entity is anticipated to approximate about 20% for IGT’s existing shareholders, and 80% for GTECH shareholders.

We mentioned in the press release the governance structure, which we think again balances the global perspective of the new organization. There will be eight representatives from GTECH, including the CEO, Marco, who is here with us today, and five representatives from IGT, including Patti as a Vice Chairman; and our Chairman, Phil Satre, as the non-executive Chairman of the Board.

Finally although we talked a little bit about the financial impact, this is a cash accretive transaction. And as we mentioned, and we’ll show you now on a couple pages, opportunities to generate significant synergies through the combination.

On the next page, to just give you a very quick highlights of the transaction structure. This will involve reincorporation for both entities into a new holding company. That holding company is expected to be domiciled in the United Kingdom, and be a tax resident of the United Kingdom.

This will therefore involve a transition of shares for GTECH shareholders on a one-for-one basis into the new company. And as we mentioned, of IGT shareholders, based on the exchange ratio, into approximately 20% of the new company shares. Some of you may know that the De Agostini family represents a majority holder in GTECH today, and will continue as a significant holder in the new company, and they have agreed to vote their shares in GTECH in favor of the transaction.

There is one element of the Italian code that is important to understand here, very similar to appraisal rights in the US, that will be in effect until the conclusion of the emergency general meeting of GTECH, to vote in favor of the transaction. That relates to the potential rescission rights of existing shareholders. We will examine how that proceeds, and obviously, we’ll take that into account as we evaluate leverage levels, and the ultimate shareholdings of the Company, but our anticipation is that that impact to the overall share base in GTECH will be modest.

The last item I’ll mention on this slide is a loyalty share program, a program to allow for enhanced voting for all shareholders, encouraged to foster a shareholder base of long-term shareholders, by entitling them to enhanced voting rights after a prespecified holding period. I would note however, that this program will not become functional until after three years of the combination.

The next page, I’ll touch real quickly on synergies. As Patti mentioned, quite a substantial contribution from synergies alone in this transaction. We’ve broken down for you here broadly where we expect those synergies to be achieved. We do expect those to be achieved over an approximate three-year period.

They comprise what’s known here as industrial efficiencies. I would characterize those as being in the order of purchasing power leverage, manufacturing efficiencies, and the like.

We also highlight overlapping corporate and support activities. That’s simply the elimination of duplicative costs associated with having previously two public companies. The duplicative cost of boards, auditors, other duplicate support functions.

And then a small amount relative to R&D overall, but optimized R&D. We consider this in the light of thinking about unifying platforms, development platforms for game content development, to ensure that we have a single go to market perspective from a technology and development standpoint.

The last category, but certainly not the least, is what we’ve identified here as natural revenue enhancement. These are enhancement opportunities that we believe exist simply by combining the strengths of GTECH with the strengths of IGT, in approaching the market more broadly. Obviously, we will be in the Italian market from an IGT perspective in a way that we haven’t been before, and we think that in and of itself creates opportunities, but simply, combining our approach to customers, combining the power of IGT’s content with GTECH’s lottery business, provide ample opportunities to provide for revenue synergies across the broad portfolio — the broad and diverse portfolio of products that Patti previously mentioned.

And then as I mentioned, we are targeting achievement of these synergies over a three-year period, and obviously would expect to continue to update on the progress of those synergy achievements over time. With that, I’ll turn it back to Patti.

Patti Hart - International Game Technology - CEO

Great. Thanks, John I’ll just take you to the last page of the presentation, please. And I’ll just start by saying I think I can speak for our Board and our entire senior management team, when I say that we are incredibly excited about this transaction, about the opportunity to combine our Company with a company of the caliber of GTECH, to really create what will be the leading end-to-end gaming company in the industry. Allows us really to combine all of the assets necessary to enhance the leadership position that GTECH has built over the years and IGT has built over the years. It’s wonderful to be able to put two leaders together in the same room.

It does uniquely position us, we believe, to capitalize on opportunities that are going to be created, and are being created today, by ongoing convergence in the global gaming market. We’ve always said wherever gaming is, we’ll be there, and I think this actually allows us to be even in more places around the globe, and in every subsegment of gaming.

It does afford us really continued investment in innovation, giving the competitive scale that this provides for us and our customers. And really does enhance the cash flow and financial strength, as we work together to achieve the costs and revenue synergies that we’ve outlined for you.

So we think a very good day, a very good day for the gaming industry, certainly a good day for IGT, our customers, our employees, our shareholders, and we believe a good day for our new best friends at GTECH, as well.

So we want to say thank you for your time. Thank you for your support today, and over the years. And with that, John and I would like to take your questions, please.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Carlo Santarelli, Deutsche Bank.

Carlo Santarelli - Deutsche Bank - Analyst

Just quickly, in terms of the process, and obviously the process as speculated by initial press reports was going on for some time, by the time it actually hit Reuters, but as you went through the process, and obviously probably engaged with a variety of potential suitors, what were maybe some of the potential roadblocks that some more strategic pairings would have created, i.e., people within the industry, other core gaming equipment manufacturers?

Patti Hart - International Game Technology - CEO

I would start by saying, as you would expect Carlo, I think our Board and our management team acted very responsibly for shareholders, and what we were doing with exactly what we told the market we were doing, which was to look at strategic alternatives to create value for our shareholders. Having said that, I would say that I don’t think there’s something that is more strategic than this transaction.

I think it is the best strategic transaction where you can identify amazing amounts of synergies from a cost and revenue perspective, with very little overlap on customers, with little risk from an antitrust perspective, with little overlap from a geographic and product perspective. So this is the CEO’s dream strategic transaction, when you can find something like this. So we actually, from a — I think there’s a lot of other things you can do that I would put in the category of economic engineering, but if you’re really going to be focused on the strategic long-term value for shareholders, employees, and customers, we just don’t think it gets better than this combination, actually.

Carlo Santarelli - Deutsche Bank - Analyst

Understood. That’s helpful and then just within the basket of synergies, of the $230 million that are on the cost side of that $280 million number, how much, if any, of that is overlapping with the $50 million that you laid out as part of a cost reduction plan? I believe that was sometime in April. Is that inclusive, or is this $230 million on top of that $50 million?

John Vandemore - International Game Technology - CFO

Carlo, I would think of this $230 million as incremental to that. Obviously we’ve been in the throes of making ourselves more efficient, similarly the folks at GTECH have been doing the same thing, so we’re very careful when evaluating the opportunities for synergies, to focus on those that we would be incremental. So these would be incremental above and beyond the previously announced cost reductions that we had put into place.

Carlo Santarelli - Deutsche Bank - Analyst

Great. That’s helpful. And one last one quickly on the — reading through and I apologize if I maybe missed it, but I did not see any language pertaining to break up fees or anything along those lines. Could you comment on that, or if it is in there, I apologize.

John Vandemore - International Game Technology - CFO

I think you’ll find when the document’s available that it’s fairly standard break up fees, so nothing that I would characterize as unusual.

Carlo Santarelli - Deutsche Bank - Analyst

Great. Thank you both.

Operator

Cameron McKnight, Wells Fargo.

Cameron McKnight - Wells Fargo Bank - Analyst

Question for Patti. How long were you in talks with GTECH, and what was the catalyst for starting discussions?

Patti Hart - International Game Technology - CEO

I think you’re very familiar with this story, Cam. The question is when do talks move from partnering to something more than partnering? I think we’ve had a very positive relationship with GTECH for many years, as we’ve worked with them to address the Italian lottery. We worked side-by-side with them in Canada as well, and so the talks don’t begin or end at a particular time.

We’ve had a very, very positive relationship with them for some time. I think as you — we also have done a number of things with them on the interactive side, as far as combining our efforts there. And so Marco and I had many, many conversations over the last five years. We’ve had many good, positive, conversations that I think have focused on the industry and our individual companies.

And I think it was at some point we found an opportunity to — when we looked at what we were trying to accomplish as a Company which was to diversify both geographically and from our product set, and reduce our reliance on the North American replacement cycle, and it really matched at some point with what they were trying to do. So you know the industry, Cam. It’s a small industry, everyone is always in conversations with everyone, because that’s the right thing, when it comes to serving the market and serving our customers.

John Vandemore - International Game Technology - CFO

I would just add, this was a full process though, so make no mistake about it, the team, the Board went through a fulsome evaluation of all options, not just this. At the end of the day this was simply the one deemed to represent the highest possible value for our shareholders, and we think, the shareholders of GTECH.

Cameron McKnight - Wells Fargo Bank - Analyst

Right. Got it, thanks, that makes sense. And then just following on, I’m not sure if you have gotten to the stage where you’ve started to drill down on strategy, or a change of strategy. Can you just update us on thoughts on the participation side of the business, and whether plans have changed now that you’re looking at a combined and much more geographically diversified entity?

Patti Hart - International Game Technology - CEO

I think — we haven’t really moved to where we’re putting strategies together. Certainly we’ve been focused on other things with our counterparts at GTECH, but my expectation is that you won’t see a significant shift from the strategy the Company has been deploying.  The gaming operations part of our business is, has been, is, and will be, a significant part of our revenue and profitability.

This is an opportunity, we think, to bring more scale to that business, more innovation to that business, and more geographic diversity. But I wouldn’t expect to see a significant shift. I think it’s one of the things that the folks at GTECH have found attractive about the IGT business.

Cameron McKnight - Wells Fargo Bank - Analyst

Got it. Thanks very much.

Operator

Joseph Greff, JPMC.

Joseph Greff - JPMorgan Chase & Co. - Analyst

You answered most of my questions. Just on the $280 million or $230 million of cost synergies, Patti or John, can you talk about the timetable in which you think you can achieve those?

John Vandemore - International Game Technology - CFO

Obviously a lot of specifics to be worked out, but we think they’re achievable over a three-year period, and I would consider them to ramp up normally, probably ratably over that three-year period. But again, we’re in early stages of planning the actual achievement of the synergies, so I’ll leave that to future discussion in depth. But I’d say definitely over the three-year period, and we’re very confident about those synergies.

Joseph Greff - JPMorgan Chase & Co. - Analyst

Including the $50 million related to revenue enhancements?

John Vandemore - International Game Technology - CFO

Yes.

Joseph Greff - JPMorgan Chase & Co. - Analyst

Great. Thanks.

Operator

Steven Wieczynski, Stifel.

Steven Wieczynski - Stifel Nicolaus - Analyst

Let me ask the question a little bit different way. Patti, from your perspective and being around the Board, why is it now the right time for IGT to enter into a transaction like this? If you look at obviously the share price has been a lot higher in the past versus where the deal’s going to get done, so maybe why is now the right time to do this?

Patti Hart - International Game Technology - CEO

I think there’s a lot of factors that contribute to a decision like this. And I think, again, speaking for the Board here, the Board looked at everything responsibly, including what we see for the business going forward. And I think as you see with the Bally/Shuffle Master combination, the Scientific Gaming/WMS combination, the pending combination of Aristocrat and VGT, I think it’s clear to everyone that the industry could benefit from some reduced costs, and consolidation is one way to get there.

And we are great believers, I think, in making our contribution to creating an industry that is healthy for our customers, as it can possibly be. And we felt like there was an opportunity to do that with this transaction. There’s never a perfect time. I think it’s a balance between making your move from a position of strength, and we think the Company is in a very solid position from a cash flow perspective, from a customer relationship perspective, but we do think that the industry can be stronger, and we can be a better participant in that industry, with fewer stronger suppliers than are in the industry today.

And again, having an opportunity to combine our Company with a company like GTECH doesn’t come around every day. So you have to really take advantage of the opportunities, when they present themselves. And we think this is a great combination, again primarily for our shareholders, because that’s our fiduciary duty, but also taking into consideration all of the other constituents, including our employees, our customers, and our communities. We felt like the time was right on both sides of the table, and we wanted to take advantage of that.

Steven Wieczynski - Stifel Nicolaus - Analyst

Great. Thanks for the color.

Operator

Amit Kapoor, Gabelli & Company.

Amit Kapoor - Gabelli & Co. - Analyst

Patti or John, you mentioned the withdrawal rights in the prepared remarks. Can you walk us through the potential mechanics of that? And what the timeline might be in terms of the six months that we’ve had — around before the EGM? And in terms of minorities’ rights exercised before the deal? Appreciate any details around that?

John Vandemore - International Game Technology - CFO

Of the high-level, and then if we want to cover more detail, we can use do so off-line. I would just — it’s very similar to appraisal rights. There’s a period of time when the existing holders of GTECH will have an opportunity to have their shares put back to the Company at a formulaic price, associated with the trading volume in advance of the EGM.

Once the EGM is called, shareholders have to make that option, quite honestly, I think, and be somewhat mathematical, depending on what that rescission right value is. Again, traditionally we have not seen significant rescission right levels, and we don’t expect anything extraordinary, but as it relates to the transaction, we’ve certainly contemplated that impact. And, before we are issuing our final proxy and calling for our shareholder vote, it will be abundantly clear to our shareholders where the results of that rescission right outcome sits. Again, we don’t think it to be a significant issue, but it is a right for Italian shareholders, and obviously, we want to make sure that is observed, before we have a final say at the end of the day.

Amit Kapoor - Gabelli & Co. - Analyst

Thank you. And is that quote-unquote risk mitigated by the fact that there is a large shareholder, around 50%, does that mitigate the withdrawal right risk to the deal?

John Vandemore - International Game Technology - CFO

The shareholder is a little bit higher than that, but I also say the risk is mitigated by the strength of the transaction, and you see that in GTECH’s trading price today. So I think there’s a lot of factors that will mitigate this as an overall risk. We mentioned it because it is certainly out there, but again, we do not feel it’s significant.

Amit Kapoor - Gabelli & Co. - Analyst

Great. Thank you.

Operator

Shaun Kelley, Bank of America.

Shaun Kelley - BofA Merrill Lynch - Analyst

Just wanted to dig in a little bit more on the transaction timeline from here. So, can you just walk us through any big picture regulatory concerns, or anything else that may need to happen, or any of the big milestones that need to happen between here and actual deal close?

Patti Hart - International Game Technology - CEO

Our expectation, Sean, is that we’re looking at a 9 to 12 month period. We’re obviously going to do everything to make it on the front end of that time frame. The big-ticket items are the ones that you would expect. I think the balance of gaming regulatory approval, to the extent that we’re not both licensed in a few jurisdictions, we have to go through the normal antitrust clearance that you would expect that we do.

The GTECH Management team and board have to go through their shareholder meeting and everything that’s associated with that. We have to go through our shareholder meeting. We are dissolving two companies, if you will, and creating a new fresh company that will be domiciled in the UK and listed on the New York Stock Exchange, so there is the necessary work associated with the creation of a new company from the strength of two great companies that exist today.

So the normal things that I think will lead us to a nine-month timeline, there’s always risk. We don’t see anything here that jumps off the page as something that’s an unusually high level of risk for us at this point.

Shaun Kelley - BofA Merrill Lynch - Analyst

Thanks for that, Patti. My second question would just be, and since you alluded to it a little bit, the decision to domicile in the UK, could you talk about any of the possible advantages that provides, and then also how did you arrive at that as being the right place, given a lot of your licenses are held here in the United States from a licensing perspective, but obviously, you’ve got the Italian side now as well?

John Vandemore - International Game Technology - CFO

I think it was a mutual discussion point. One factor to consider is that GTECH had a requirement to be in the EU, so that right off would limit the opportunities, but we also think the UK is a fantastic opportunity, it’s a great market, obviously, for both of us. We have significant presence there. It’s a market that’s easy to have a US listing from, which is fantastic.

Obviously it’s an English-speaking market, with a lot of talent and availability. And that’s encouraging. And then there are some slight tax advantages associated with the domicile, but it’s really a combination of all those factors, not one overriding factor. And then I would simply point out though that companies will still have a presence in Rome, and Rhode Island, and in Nevada, as was mentioned.

Shaun Kelley - BofA Merrill Lynch - Analyst

And John, just on that point about the corporate tax advantage, is it something that — can you fully utilize that, given that your earnings are so tied to the licenses, or how big of a possible implication is it, given the statutory tax rate there, versus in the US?

John Vandemore - International Game Technology - CFO

Certainly not the driving rationale for the transaction, by any stretch. This is very much about the strategic rationale that we’ve set forth. There would be some slight advantages when you compare the effective tax rate of both entities today, on a combined basis. So it would be probably on the order of 100 to 200, 300 basis points, but again, that’s not the primary rationale for the reincorporation into the UK.

Shaun Kelley - BofA Merrill Lynch - Analyst

Perfect. Thanks for the color.

Operator

Robin Farley, UBS.

Robin Farley - UBS - Analyst

Just to get a little bit of clarity on the timing of the synergies, is there any reason to think that you couldn’t achieve all the categories outside of the revenue synergies in the first year, when you’re thinking about eliminating overlap and purchasing and things? I understand the revenue synergy might — that’s maybe why the timeframe goes out to three years, but is there any of the other categories that wouldn’t necessarily be achievable in the first 12 months?

John Vandemore - International Game Technology - CFO

I’d say the scale of what you have to handle from an execution standpoint, and doing it with the right level of sensitivity, owing to the regulatory requirements we have, the licenses we have, and quite honestly, the employees that could be affected. So I think three years, quite honestly, is a pretty reasonable timeframe. Obviously we’ll accelerate that where we think we can, but one year is quite frankly inconceivable. It’s just too much execution, too much work, and we want to make sure it gets done in the right way.

Patti Hart - International Game Technology - CEO

I think it’s managing, Robin, the synergies coincident with the disruption. And getting ourselves to common platforms, whether it’s development platforms or manufacturing platforms, is something that does take some time, and we all have contracts with our current vendors that have to be re-looked, so there’s work that has to be done. But we are really confident that three years is completely adequate, so we don’t think we’re in month 36 when we deliver all the synergies. Three years is completely adequate, and we’ll get to work as soon as a possible.

Robin Farley - UBS - Analyst

Okay. Great. I guess last question was just, I may have missed this when I called for question, it pulled you out of the call for a moment. You had commented on something about adding innovation to the game ops business, and I think it was just a brief comment, so I don’t know if there’s anything to elaborate on there.

Patti Hart - International Game Technology - CEO

I think it’s — again, it’s an outgrowth of the enhanced scale of the business, is the continued ability to invest in innovation, which the industry not only desires, but needs. And so, we think this scale and the continued application of the R&D, the level of R&D spending will continue to allow us to innovate in game ops, but generally in systems and hardware, as well.

Robin Farley - UBS - Analyst

Okay. Great. Thank you.

Operator

Justin Sebastiano, Brean Capital.

Justin Sebastiano - Brean Capital, LLC - Analyst

Most of my questions have been answered, but as far as the licensing that GTECH may have to get done that they don’t have in the US, how many are we talking? How many states or how many different licenses are they going to have to go through for the process?

John Vandemore - International Game Technology - CFO

I don’t have a precise count for you, but it’s a small number. In terms of licenses, we’re both licensed in many of the same jurisdictions, but there are some incremental, none that we think pose a risk whatsoever.

Justin Sebastiano - Brean Capital, LLC - Analyst

Okay. Thank you.

Operator

Todd Eilers, Eilers Research.

Todd Eilers - Eilers Research - Analyst

Wanted, Patti, you had made some comments about the transactions in the space, obviously there’s been a number of them over the last year or so. It seems like most of those to date though, have been more product extensions or geographic extensions, and not what I guess I would characterize as true consolidation of competitors. Following the merger with GTECH and some of the other recent deals announced, do you feel like we’re at a stage where the competitive balance is about right, or do you see or think there needs to be more consolidation in the gaming equipment space?

Patti Hart - International Game Technology - CEO

I think this is — if you think about the Aristocrat/VGT transaction and then you think about this one, I think there is no pure suppliers anymore. Right? There was at one point people that isolated themselves into one niche or the other, but I think when you think about the casino business, and then you think about the lottery business, and then this great space in between that is the distributed gaming world, we call it BLT, call it whatever, but it’s more of a distributed gaming world. And I think that’s where we see some significant growth opportunities, and that’s where you see the overlap between all of these competitors.

So in fact, I think, we see it as consolidation. I think we are happy to be joining the GTECH family. They’re tough competitors, and their product and our product has been in the market competing, so I actually do think that this is an opportunity to think about it as consolidation.  It is true consolidation of an industry, with a great upside benefit of product extensions on both sides of it, but it is — also, they have their new Sphinx product, which has been very successful, and it’s taking places on the casino floor that frankly I want to own, so this is an opportunity, I think.

So as industries mature, people who have historically been in niche spaces find an opportunity to look at adjacent markets to grow, and that’s what happening, and so there is a lot more overlap, I think, between companies than perhaps is obvious from the outside. So do I think there’s room for more? I think in an industry that’s as mature as our industry is, I think it’s tough over time to find a lot of fragmented suppliers that are very niche oriented. And we think this is the best combination and strength for us, to add more, or reduce our vulnerability, but also to add more strength to the product set.

So we think this is the right thing for us. Will others continue to consolidate? I don’t know. But we will come at the market now from a much better position of strength, I think.

Todd Eilers - Eilers Research - Analyst

Okay. Great. And then also just obviously with earnings set for next week, I don’t know if you’d like to maybe take the opportunity to maybe highlight any kind of trends, maybe that you saw in the quarter from a top level? Anything that might be worth sharing I guess on today’s call?

Patti Hart - International Game Technology - CEO

We can always count on you to try to get a little piece of information. So we’re not going to comment on the earnings at this point.

Todd Eilers - Eilers Research - Analyst

Fair enough. Thanks, guys.

Patti Hart - International Game Technology - CEO

Well, good. Thanks to all of you, for your good insightful questions. And again for your support of the Company over the years, and your support in advance of what we think is the right transaction for our shareholders, our employees, our customers, and the industry.  So thanks very much.

Operator

That concludes today’s conference.  Please disconnect at this time.

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